UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*


                                 TAYLOR DEVICES, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                      Shares of Common Stock  - $.025 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     877163-10-5
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  February 25, 1997
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 1

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Aries Hill Corp.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       15,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              15,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .576%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       20,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              20,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               20,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .743%

          14.  TYPE OF REPORTING PERSON*

               IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bridget B. Baird, as Successor Trustee

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       10,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              10,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .372%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       109,100
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              109,100

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               109,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.053%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       12,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              12,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               12,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .465%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Anne S. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       5,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              5,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .186%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 877163-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               David M. Stark, as Successor Trustee

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       3,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              3,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .111%

          14.  TYPE OF REPORTING PERSON*
               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 1

          INTRODUCTION

               The acquisiton of 137,500 shares ("Shares") of common stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on December 31, 1996 (the "Original Schedule 13D"). Since the filing of the Original Schedule 13D, there have been purchases of Shares by the Reporting Persons named in the Original Schedule 13D and by two new Reporting Persons. The number of Shares now held by the Reporting Persons is 175,100 Shares.

               The Cover pages for the Reporting Persons are hereby amended to read as shown in this Amendment No. 1. Items 2, 3, and 5 are hereby amended as shown in this Amendment No. 1. All other Items remain unchanged from the Original Schedule 13D.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

          Item 2 is hereby amended to provide information as to the two new Reporting Persons:

                    (6)  (a)  Anne S. Baird
                         (b)  17 Tudor Place, Buffalo, New York 14222
                         (c)  Teacher, Buffalo Seminary, Buffalo, New York
                         (d)  No
                         (e)  No
                         (f)  U.S.A.


                    (7)  DAVID M. STARK, AS SUCCESSOR TRUSTEE
                         UNDER A TRUST CREATED BY THE WILL OF
                         MARGARET deMORINI ("DAVID M. STARK, AS
                         SUCCESSOR TRUSTEE")
                         (a)  David M. Stark
                         (b)  238 Summit Avenue, Buffalo, New York 14214
                         (c)  Attorney, Hodgson, Russ, Andrews, Woods
                                & Goodyear, LLP
                              1800 One M&T Plaza
                              Buffalo, New York  14203
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to read as follows:

          The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for purchases by Aries Hill Corp. and The Cameron Baird Foundation was working capital of such organizations with respect to the purchases by each such organization. The Reporting Persons did not borrow any funds to acquire their respective shares, it being noted that Aries Hill Corp. has a margin account at Fahnestock & Co. The following table shows the amount of funds paid for the Shares by the Reporting Persons (which includes the amount of funds paid for the Shares which was previously reported). The following table does not include brokerage commissions.


                 Aries Hill Corp.              $83,187

                 Brent D. Baird                103,375

                 Bridget B. Baird,              52,250
                 as Successor Trustee

                 The Cameron Baird             493,881
                 Foundation

                 Jane D. Baird                  62,563

                 Anne S. Baird                  28,750

                 David M. Stark, as
                 Successor Trustee              16,500

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 175,100 Shares:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of         Shares        Security (1)

          Aries Hill Corp.                  15,500                .576%

          Brent D. Baird                    20,000 (2)            .743%

          Bridget B. Baird,                 10,000                .372%
          as Successor Trustee (3)

          The Cameron Baird                109,100               4.053%
          Foundation

          Jane D. Baird                     12,500                .465%

          Anne S. Baird                      5,000                .186%

          David M. Stark,
          as Successor Trustee (4)           3,000                .111%
                                            ______                _____
                                 TOTAL     175,100               6.506%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 2,691,521 Shares (as reported in the Issuer's Form 10-Q as of November 30,
                  1996).

             (2) 10,000 Shares are held by Brent D. Baird and 10,000 Shares are held in Trubee, Collins & Co.'s pension plan for the benefit of Brent D. Baird.

             (3) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated
                  12/23/38.

             (4) Anne S. Baird and the issue of Anne S. Baird are the beneficiaries of this trust established under the Will of Margaret deMorini.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          David M. Stark,  1/6/97       1,500       5 1/2       Fahnestock & Co
          as Successor     1/7/97       1,500       5 1/2       Fahnestock & Co
          Trustee

          Brent D. Baird   1/17/97      2,000       5 7/8       Fahnestock & Co
                           1/20/97      1,000       5 7/8       Fahnestock & Co
                           1/21/97      3,000       6           Fahnestock & Co

          Anne S. Baird    1/21/97      3,000       6           Fahnestock & Co

          The Cameron      1/22/97        600       6           Fahnestock & Co
          Baird            2/24/97      2,500       5 1/2       Fahnestock & Co
          Foundation       2/24/97      2,500       5 3/8       Fahnestock & Co
                           2/25/97      2,500       5 3/8       Fahnestock & Co
                           3/3/97       1,000       5 3/4       Fahnestock & Co

          Aries Hill       2/25/97      7,500       5 3/8       Fahnestock & Co
          Corp.            3/3/97         500       5 3/4       Fahnestock & Co
                           3/4/97       2,500       5 3/4       Fahnestock & Co


          (d) Not applicable

          (e) Not applicable

                                      SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 6th day of March, 1997.


          ARIES HILL CORP.


          By: s/ Brian D. Baird
             Brian D. Baird, Secretary



          Brent D. Baird; Bridget B. Baird,
          as Successor Trustee; Jane D. Baird;
          Anne S. Baird; and David M. Stark,
          as Successor Trustee


          By: s/Brian D. Baird
               Brian D. Baird; as Attorney-in fact*



          THE CAMERON BAIRD FOUNDATION


          By: s/Brian D. Baird
             Brian D. Baird, Trustee



          * Powers of attorney have been previously filed with the Securities and Exchange Commission.